Exhibit 99.1

Scotiabank Completes Common Share Offering

TORONTO, February 9, 2012/CNW/ – Scotiabank today announced that it has completed its previously announced public offering of 33 million common shares, at a price of $50.25 per common share, for gross proceeds of $1,658,250,000. The offering was underwritten by a syndicate of underwriters on a bought deal basis. The common shares issued include 3 million shares purchased by the underwriters pursuant to the over-allotment option exercised in full by the underwriters.

The common shares issued are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With more than 75,000 employees, Scotiabank Group and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With more than $575 billion in assets (as at October 31, 2011), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

For further information:

Investors:

Peter Slan, Scotiabank Investor Relations, (416) 933-1273

Media:

Diane Flanagan, Scotiabank Corporate Communications, (416) 933-2176